                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 3 - FINAL AMENDMENT)*
                          SCHEDULE 13D AMENDMENT NO. 1
                                 SYNTELLECT INC.
                       (Name of Subject Company (Issuer))

                            ARIZONA ACQUISITION CORP.
                            ENGHOUSE SYSTEMS LIMITED
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  87161-L-10-5
                      (CUSIP Number of class of securities)

                                  NEIL SHAFRAN
                          80 TIVERTON COURT, SUITE 800
                        MARKHAM, ONTARIO, CANADA L3R 0G4
                                 (905) 946-3200

  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                 with copies to:
                                 BRIAN HOFFMANN
                                RICHARD D. PRITZ
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION                        AMOUNT OF FILING FEE
          $9,728,131.68**                                $894.99***

* This final amendment also constitutes Amendment No. 1 to the Schedule 13D of the Filing Persons with respect to the shares.

**   Estimated for the purpose of calculating the filing fee only, based upon
     (a) 13,511,294, the aggregate number of shares outstanding and not held by the Filing Persons (assuming the exercise of all outstanding options and warrants) multiplied by (y) the offer price of $0.72 per share.

*** Filing fee previously paid. The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, equals $92 per $1,000,000 of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ____________________  Filing Parties: _________________

Form or Registration No.:  __________________  Date Filed:     _________________

     [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.

          [ ]  issuer tender offer subject to Rule 13e-4.

          [ ]  going-private transaction subject to Rule 13e-3.

          [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                                                    SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 87161-L-10-5
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS: Enghouse Systems Limited
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario, Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    18,625,618*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    18,625,618*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,625,618*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Based upon the 11,415,810 Shares outstanding as of December 11, 2002 and 9,256,352 Shares to be issued pursuant to the option granted to the Purchaser under Section 1.4 of the Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, Syntellect and the Purchaser.

                                                                    SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 87161-L-10-5
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS: Arizona Acquisition Corp.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    18,625,618*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    18,625,618*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,625,618*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* Based upon the 11,415,810 Shares outstanding as of December 11, 2002 and 9,256,352 Shares to be issued pursuant to the option granted to the Purchaser under Section 1.4 of the Agreement and Plan of Merger, dated as of November 5, 2002, among Enghouse, Syntellect and the Purchaser.

                                   SCHEDULE TO

         This Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") initially filed on November 13, 2002 by Enghouse Systems Limited, an Ontario corporation ("Enghouse"), and Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Enghouse, in connection with the offer by the Purchaser to purchase all of the outstanding common shares, $.01 par value per share ("Shares"), of Syntellect Inc., a Delaware corporation ("Syntellect"), that are not already owned by Syntellect, the Purchaser or Enghouse, at $0.72 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2002, a copy of which is attached as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2).

ITEMS 1-6, 8, 9 AND 11.

         The Offer expired at 12:00 midnight, New York City time, on Wednesday, December 11, 2002. Based on preliminary information provided by the Depositary, approximately 9,123,000 Shares, or approximately 80% of the outstanding Shares, had been tendered (including 51,640 Shares tendered by notice of guaranteed delivery). The Purchaser has accepted for payment all Shares validly tendered prior to the expiration of the Offer and will make payment promptly to the Depositary for the accepted Shares.

         Enghouse intends to acquire the remaining publicly held shares in a merger in which all remaining Syntellect stockholders (other than those who properly exercise their appraisal rights under applicable law) who did not tender their shares in the tender offer will also receive $0.72 per share in cash. The merger is expected to be completed promptly pursuant to the short-form merger provisions of Delaware law.

         On Thursday, December 12, 2002, Enghouse issued a press release announcing the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

         (a)(8) Press Release, dated December 12, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dated:  December 12, 2002


                                    ENGHOUSE SYSTEMS LIMITED


                                    By:           /s/ Neil Shafran
                                         ---------------------------------------
                                         Name:  Neil Shafran
                                         Title: Executive Vice President
                                                Corporate Development


                                    ARIZONA ACQUISITION CORP.


                                    By:           /s/ Neil Shafran
                                         ---------------------------------------
                                         Name:  Neil Shafran
                                         Title: Vice President